PRIMEWEST ENERGY TRUST ANNOUNCES DISTRIBUTION LEVEL FOR JULY 2005
June 8, 2005	FOR IMMEDIATE RELEASE

CALGARY  (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; NYSE: PWI)– PrimeWest Energy Trust (PrimeWest) today announces that the distribution payable July 15, 2005 will be $0.30 Canadian per Trust Unit.  The ex-distribution date is June 20, 2005 and the record date is June 22, 2005.

Using a US dollar to Canadian dollar exchange ratio of 1.2516, this distribution amount would be approximately US$0.24 per unit.  The actual US dollar equivalent distribution will be based upon the actual US/Canadian exchange rate applied on the payment date net of applicable Canadian withholding taxes.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX". Five-year convertible debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A” and the seven-year convertible debentures trade under the symbol “PWI.DB.B”.

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven	Diane Zuber
Manager, Investor Relations	Investor Relations Advisor
403-699-7367	403-699-7356
Toll-free: 1-877-968-7878 E-mail: investor@primewestenergy.com

Suite 5100 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825